

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Emanuel Bettencourt
Chief Executive Officer
Zoompass Holdings, Inc.
2455 Cawthra Road, Unit 75
Mississauga, Ontario, Canada, L5A 3P1

      Re: Zoompass Holdings, Inc.
          Form 10-K for the year ended December 31, 2019
          Filed April 9, 2020
          Form 8-K/A dated August 10, 2020
          Filed August 10, 2020
          Form 10-Q for the period ended June 30, 2020
          Filed August 19, 2020
          File No. 000-55792

Dear Mr. Bettencourt:

We issued comments on the above captioned filings on December 31, 2020. On January 28, 2021, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology